UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE

FOURTH QUARTER 2017

edenor

Edenor announces its fourth quarter 2017 results
Stock Information: Ticker: EDN NYSE ADR Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
Tel: +54 (11) 4346 -5510 / 5519

Buenos Aires, Argentina, March 13, 2018. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and Gwh distributed, announces its results for the fourth quarter of 2017. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”).

RELEVANT EVENTS

Tariff Increase

ENRE Resolution No. 603/2017

On November 30, 2017, ENRE Resolution No. 603/17 established new power capacity reference prices, stabilized prices for energy and transportation, as well as the new social tariff and the new tariff system encouraging savings. Furthermore, it approved the new distribution costs considering the 18% second step of the staggered update under the RTI and 11.6% inflation adjustment for the first semester 2017, and including the retroactive effects over consumptions recorded in the months of August through November 2017. This amounted to ARS 753.9 million, which was billed in two installments, in December 2017 and January 2018. Therefore, a new tariff scheme was effective as from December 1, 2017.

ENRE Resolution No. 33/2018

On January 31, 2018, the ENRE issued Resolution No. 33/18 establishing a new tariff scheme effective as from February 1, 2018, including power capacity reference prices, and stabilized prices for energy and transportation.

In turn, it approved the new distribution costs with the last 18% tranche under the RTI, 11.9% inflation adjustment for the second semester 2017, and -2.51% “E” stimulus factor, as well as proportional deferred income recoverable in 48 installments for a total amount of ARS 6,343.4 million. Additionally, it was informed that the average tariff value amounts to ARS 2.4627/KWh.

Controlling company’s merger process

On September 22, 2017, the Board of Directors of Pampa Energía (PESA) approved the merger of CTLL (the acquiring company of EASA) and other subsidiaries, as the acquired or absorbed companies, into PESA, as the acquiring or absorbing company, under the terms of tax neutrality (tax-free reorganization) pursuant to section 77 and following sections of the Income Tax Law. October 1, 2017 was established as the effective date of the merger, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity will take effect, with all the latter’s rights and obligations, assets and liabilities becoming incorporated into the acquiring company’s equity; all that subject to the corporate approvals required under the applicable regulations and the registration with the Public Registry of Commerce of both the merger and the dissolution without liquidation of the acquired companies.On December 26, 2017, the Company was served notice of Resolution No. 2017-501-APN-MEM sustaining the request for authorization to modify the controlling company's class “A” shares.

Edenor S.A – Earnings Release 4Q 17

On January 18, 2018, the merger of Central Térmica Loma de la Lata (“CTLL”) with IEASA and EASA was unanimously approved by CTLL’s shareholders’ meeting, which put on record that as from the Meeting’s date and until the registration of the final merger agreement, CTLL’s Board of Directors will take on EASA and IEASA’s management.

The Absorbing Company and the Absorbed Companies are currently conducting the necessary procedures before the applicable entities in order to obtain the authorizations, registrations and recordings necessary for the Absorbing Company to operate as the continuing company in the merger.

Moody’s Latin America's rating upgrade

On December 4, 2017 Moody’s Latin America issued its report, where it raised the local rating of 2022 Corporate Bonds from Baa2.ar to Aa3.ar, and the global rating from B3 to B1, with a stable outlook; as well as the rating for shares from Category 2 to Category 1. These raises followed Moody's recent upgrading of the rating of Argentina's Government Bonds from B3 to B2, along with the rise of the sovereign ceiling in foreign currency from B2 to B1.

The upgrading of the ratings, in our case, was based on the improvement of our financial indicators that have already been materialized throughout 2017, reflecting the first phase of the tariff increase implemented through the RTI at the beginning of 2017. In addition, said upgrading incorporated Moody's vision that the second phase of the RTI process will be applied with the recent publication of the new tariff schemes.

Edenor S.A – Earnings Release 4Q 17

MAIN RESULTS FOR THE FOURTH QUARTER 2017

	Accounting period			4th Quarter
In millon of Pesos	2017	2016	Δ%	2017	2016	Δ%
Revenue from sales	24,340.0	13,079.6	86.1%	6,763.6	3,962.3	70.7%
Energy purchases	(12,825.6)	(6,060.3)	111.6%	(3,587.8)	(1,294.3)	177.2%
Gross margin	11,514.4	7,019.3	64.0%	3,175.8	2,667.9	19.0%
Operating expenses	(8,358.5)	(8,926.2)	(6.4%)	(2,409.9)	(2,438.1)	1.2%
Other operating expenses	(661.4)	(376.0)	75.9%	(119.8)	(75.3)	(59.1%)
Results due to Resolutions	-	1,626.9	N/A	-	1,125.9	N/A
Net operating income (loss)	2,494.5	(656.1)	480.2%	646.2	1,280.5	(49.5%)
Financial Results, net	(1,371.2)	(1,275.6)	(7.5%)	(443.5)	(298.6)	(48.5%)
Income Tax	(441.2)	743.1	159.4%	(180.5)	(328.3)	45.0%
Net income (loss)	682.2	(1,188.6)	157.4%	22.2	653.6	(96.6%)

Revenue from sales increased by 70.7%, to ARS 6,763.6 million, in the fourth quarter of 2017, against ARS 3,962.3 million for the same period in 2016, mainly due to the application of the first and second step of the tariff increase resulting to the RTI conducted pursuant to ENRE Resolution No. 63/2017, effective as from February 1, 2017, and, to a lesser extent, to the inflation adjustment of the distribution costs (CPD). The first VAD adjustment, which was limited to 42%, became effective as from February 1, 2017, whereas the second adjustment of 18%, granted pursuant to Resolution No. 603/2017, entered into effect on December 1, 2017, one month later than the date stipulated in the RTI. Furthermore, the 11.6% first semester inflation adjustment stipulated in the RTI to be effective as from August 2017, was also delayed until December 1, 2017. Despite this delay, the retroactive effect of both adjustments was added in real terms to the new tariff effective as from December 1, 2017.

Resolution No. 603/17 provided that the amount corresponding to the effect of the deferral in the CPD and VAD adjustments stipulated in the RTI for the months of August and November, respectively, which amounts to ARS 753.9 million and was fully accounted for as of December 31, 2017, should be billed in two installments in the months of December 2017 and January 2018.

On the other hand, the impact on revenues resulting from the deferred income arising from the gradualness in the recognition of VAD adjustments has not yet been accounted for in our financial statements. This effect amounts to approximately ARS 4,917.2 million for the February 1, 2017 - December 31, 2017 period, before inflation adjustment, and will be incorporated into the Company’s distribution costs in 48 installments effective as from February 2018.

This increase in Revenue from sales has been partially reduced by a 1.5% decrease in the volume of energy sales, which reached 5,064 GWh in the fourth quarter of 2017, compared to 5,139 GWh for the same period in 2016, mainly attributable to a 3.9% decrease in the demand by residential customers, as well as a 3.7% decrease in the demand by medium commercial customers, which was partially offset by a 1.7% increase in the demand by industrial customers and a 0.4% increase in the wheeling system. As regards the residential demand, the lower consumption is associated with weather conditions as during the months of November and December 2017 temperatures were on average 0.6 °C lower than in the previous year, with a lower occurrence of extremely high temperatures. In the case of commercial customers, the decrease in consumption is mainly attributable to a slight fall in the economic activity of certain specific sectors and a more rational use of energy. On the contrary, industrial customers and wheeling system users presented a growth in line with the positive

Edenor S.A – Earnings Release 4Q 17

variation of the industrial production index. Furthermore, Edenor’s customer base increased by 2.9% reflecting the success of the first steps in energy losses reduction plan.

	Energy sales					Customers
	4Q 2017		4Q 2016		Δ%	At 12/31/2017	At 12/31/2016	Δ%
	Gwh	%	Gwh	%
Residential	2,005	39.6%	2,086	40.6%	(3.9%)	2,579,705	2,496,946	3.3%
Small commercial	434	8.6%	433	8.4%	0.2%	329,102	326,621	0.8%
Medium commercial	425	8.4%	441	8.6%	(3.7%)	33,505	34,864	(3.9%)
Industrial	922	18.2%	907	17.7%	1.7%	6,866	6,840	0.4%
Wheeling System	1,008	19.9%	1,004	19.5%	0.4%	704	713	(1.3%)
Others
Public lighting	158	3.1%	160	3.1%	(1.2%)	21	21	0.0%
Shantytowns and others	112	2.2%	108	2.1%	3.7%	426	407	4.7%
Total	5,064	100%	5,139	100%	(1.5%)	2,950,329	2,866,412	2.9%

Energy purchases increased by 177.2%, to ARS 3,587.8 million, in the fourth quarter of 2017, against ARS 1,294.3 million for the same period in 2016, mainly due to an approximate 182% increase in the average price of purchases resulting from the entry into effect in February and December 2017 of the new seasonal prices for electricity set forth by Resolutions No. 20-E/2017 and No. 1,091/2017 of the Secretariat of Electric Energy (“SEE”), respectively. Despite this increase, the reference seasonal price for residential customers is still subsidized by the National Government, where said subsidy reaches approximately 44% of the system’s average generation cost. Additionally, even though the energy loss rate remained substantially unchanged, 16.4% in 4Q17 against 16.2% in 4Q16, its associated cost increased by 138.0% following the application of the new seasonal price for its determination.

Operating expenses remained relatively constant, with a 1.2% decrease, reaching ARS 2,409.9 million in 4Q17 against ARS 2,438.1 million in 4Q16. This is mainly accounted for by a ARS 292.8 million decrease in penalties resulting from changes introduced by ENRE Note No. 125,248 both in the calculation methodology and in the criteria for the adjustment of penalties, which was offset by a ARS 161.5 million increase in salaries, social security taxes and pension plans as a result of the staggered salary increases granted by the Company during 2017 in line with inflation, including the effect on provisions of the 4% increases granted in October and December 2017; a ARS 119.0 million increase in fees and remuneration for services, mainly attributable to the incorporation of the meter reading outsourced personnel into the Luz y Fuerza union agreement, and finally a ARS 25.9 increase in depreciations due to the growth of Fixed Assets during 2017.

Edenor S.A – Earnings Release 4Q 17

	Accounting period			4th Quarter
In million of pesos	2017	2016	Δ%	2017	2016	Δ%
Salaries, social security taxes	(4,164.6)	(3,526.9)	(18%)	(1,162.6)	(1,001.1)	(16%)
Pensions Plans	(107.8)	(105.4)	(2%)	(28.8)	(43.5)	34%
Communications expenses	(225.0)	(164.5)	(37%)	(57.8)	(59.9)	3%
Allowance for the impairment of trade and other receivables	(235.1)	(227.7)	(3%)	(29.1)	(136.2)	79%
Supplies consumption	(341.1)	(310.8)	(10%)	(79.4)	(78.5)	(1%)
Leases and insurance	(111.9)	(88.2)	(27%)	(28.2)	(22.3)	(27%)
Security service	(168.4)	(122.7)	(37%)	(47.0)	(33.9)	(39%)
Fees and remuneration for services	(1,710.5)	(1,316.6)	(30%)	(504.4)	(385.4)	(31%)
Public relations and marketing	(36.0)	(19.0)	(90%)	(17.5)	(3.6)	(388%)
Advertising and sponsorship	(18.5)	(9.8)	(90%)	(9.0)	(1.9)	(388%)
Reimbursements to personnel	(0.6)	(1.8)	68%	(0.1)	(0.2)	32%
Depreciation of property, plant and equipment	(430.3)	(351.6)	(22%)	(119.9)	(94.0)	(28%)
Directors and Supervisory Committee members’ fees	(13.1)	(6.0)	(118%)	(3.6)	(0.9)	(300%)
ENRE penalties	(519.7)	(2,556.7)	80%	(247.6)	(540.5)	54%
Taxes and charges	(262.1)	(111.7)	(135%)	(70.1)	(33.6)	(109%)
Other	(13.9)	(7.0)	(99%)	(4.6)	(2.7)	(68%)
Total	(8,358.5)	(8,926.2)	6%	(2,409.9)	(2,438.1)	1%

Net operating income decreased by ARS 634.3 million, recording profits for ARS 646.2 million, in the fourth quarter of 2017, against profits for ARS 1,280.5 million for the same period in 2016. This variation was mainly due to the fact that in 4Q16 an extraordinary positive result was accounted for on account of energy purchases and the Company's VAD, in compensation for the effect of the precautionary measures passed during that year, in the amount of ARS 270.8 million and ARS 1,125.6 million, respectively. This decrease was partially offset by a ARS 507.9 million increase in the margin resulting from the tariff update granted by the RTI as from February 2017.

Financial results experienced a 48.5% decrease, with ARS 443.5 million losses in the fourth quarter of 2017, against ARS 298.6 million losses for the same period in 2016, mainly due to an acceleration in the domestic currency depreciation rate against the U.S. Dollar, which suffered a negative impact on account of foreign exchange rate variations in the amount of ARS 90.6 million, and higher financial interest charges payable, in the amount of ARS 46.0 million, as the Company’s financial debt is denominated in USD; as well as due to changes in the methodology for disclosing penalty interest in the amount of ARS 48.1 million, which was included within the Company’s operating expenses during 2016.

Net income has experienced a ARS 631.4 million decrease, recording profits for ARS 22.2 million in the fourth quarter of 2017, against profits for ARS 653.6 million for the same period in 2016, mainly on account of lower results due to resolutions in the amount of ARS 1,125.9 million, which were partially offset by an increase in the gross margin as a result of the tariff update under the RTI. Furthermore, an improvement in results due to lower Income Tax charges in the amount of ARS 147.8 million was recorded, which was partially offset by a ARS 144.9 million decrease in financial results.

Edenor S.A – Earnings Release 4Q 17

Adjusted EBITDA

The adjusted EBITDA increased to a profit of ARS 793.6 million in the fourth quarter of 2017, ARS 672.0 million lower than in the same period in 2016. This is mainly due to the fact that 4Q16 includes an extraordinary compensation for precautionary measures in the amount of ARS 1,125.9 million and a reclassification into financial interest of the sanctioned penalties balance in the amount of ARS 48.1 million.

In millon of Pesos	4Q 2017	4Q 2016
Net operating income before resolution 32/15	646.2	154.5
Depreciation of property, plant and equipment	119.9	94.0
Penalty interests	-	48.1
EBITDA	766.1	296.7
Resolution 32/15 and Recognition of income – provisional remedies	-	1,125.9
Commercial Interests	27.5	42.9
Adjusted EBITDA	793.6	1,465.5

Capital Expenditures

Edenor’s capital expenditures during the fourth quarter of 2017 totaled ARS 1,292.2 million, compared to ARS 694.3 million in the fourth quarter of 2016. Our investments mainly consisted of the following:

         •            ARS 235.5 million in new connections;

         •            ARS 596.2 million in grid enhancements;

         •            ARS 225.4 million in maintenance;

         •            ARS 20.7 million in legal requirements;

         •            ARS 135.4 million in communications and telecontrol;

         •            ARS 82.1 million in other investment projects.

For the twelve-month period ended December 31, 2017, our Capital Expenditures totaled ARS 4,136.8 million, against ARS 2,703.2 million in 2016, including capitalized costs in property, plant and equipment.

The increase in investments results from the ambitious plan devised by Edenor for the 2017-2021 period, which was seriously and adversely affected in its first year of implementation by the partial deferral in the granting of increases under the RTI in 48 installments effective as from February 2018. Consequently, the Company has drawn up an investment plan in line with this new scenario, which is currently being vigorously executed.

Energy Losses

In the fourth quarter of 2017, energy losses experienced a slight increase, to 16.4%, against 16.2% for the same period in 2016. Price increases in 2017 provided for by Resolutions No. 63/2017 and No. 603/2017, which reach approximately 87%, have generated an increase in energy losses, even with the lower demand levels.

Edenor S.A – Earnings Release 4Q 17

Furthermore, in 4Q17 the Company continued taking different actions to reduce energy losses on two fronts: on the one hand, Market Discipline actions (DIME) were intensified aiming to detect and normalize irregular connections and electricity theft and frauds and, on the other hand, there was an increase in the installation of Inclusion Meters (Energy Integrated Meter, MIDE) to foster consumption self-management and the integration of users having an irregular income, at the same time encouraging the reduction and prevention of irregular connections. The Company expects to intensify these actions until reaching expected levels with the purpose of meeting the outlined loss reduction goals.

Indebtedness

As of December 31, 2017, the outstanding principal of our dollar-denominated financial debt amounts to USD 226.4 million, of which USD 176.4 million correspond to Corporate Bonds maturing in 2022 (USD 300,000 of which are held by the Company), and USD 50 million to the bank loan taken out with the Industrial and Commercial Bank of China Dubai (ICBC) Branch for a term of 36 months and a 6-month Libor rate plus a spread of 2,75% semi-annual incremental.

Edenor S.A – Earnings Release 4Q 17

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 8.0 million people and an area of 4,637 sq. km. In 2017, Edenor sold 22,503 GWh of energy and purchased 25,950 GWh (including wheeling System demands), with revenue from sales of approximately ARS 24 billion and net income of ARS 682 million.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

 (C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a joint conference call with Pampa Energía to discuss Edenor’s quarterly results on Tuesday, March 13, 2018, at 11:00 p.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(844) 854-4411 in the United States or, if outside the United States, +1(412) 317-5481 or 0800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section. For additional information on the Company please access: www.edenor.com ; www.cnv.gob.ar .

Edenor S.A – Earnings Release 4Q 17

Condensed Interim Statements of Financial Position

 as of December 31, 2017, and December 31, 2016

In million of US Dollars and Argentine Pesos	12.31.2017	12.31.2017	12.31.2016
	US$	AR$	AR$

ASSETS

Non-current assets
Property, plant and equipment	794.3	14,812.0	11,197.0
Interest in joint ventures	0.0	0.4	0.4
Deferred tax asset	63.7	1,187.0	1,019.0
Other receivables	2.3	42.4	50.5
Financial assets at amortized cost	-	-	44.4
Total non-current assets	860.2	16,041.9	12,311.4

Current assets
Inventories	21.0	391.9	287.8
Other receivables	10.8	200.6	179.3
Trade receivables	304.5	5,678.9	3,901.1
Financial assets at fair value through profit or loss	155.4	2,897.3	1,993.9
Financial assets at amortized cost	0.6	11.5	1.5
Cash and cash equivalents	4.4	82.9	258.6
Total current assets	496.7	9,263.0	6,622.2

TOTAL ASSETS	1,356.9	25,304.9	18,933.5

Financial tables have been converted into U.S. dollars at a rate of ARS 18.65 per dollar, the selling rate as of December 31, 2017, solely for the convenience of the reader.

Edenor S.A – Earnings Release 4Q 17

Condensed Interim Statements of Financial Position

as of December 31, 2017, and December 31, 2016

In million of US Dollars and Argentine Pesos	12.31.2017	12.31.2017	12.31.2016
	US$	AR$	AR$
EQUITY

Share capital	48.2	898.7	897.0
Adjustment to share capital	21.4	399.5	397.7
Additional paid-in capital	1.7	31.6	3.5
Treasury stock	0.4	7.8	9.4
Adjustment to treasury stock	0.5	8.6	10.3
Legal reserve	3.9	73.3	73.3
Opcional reserve	9.4	176.1	176.1
Other reserves	-	-	20.3
Other comprehensive loss	(1.5)	(28.1)	(37.2)
Accumulated losses	(27.2)	(506.5)	(1,188.6)
TOTAL EQUITY	56.9	1,060.9	361.8

LIABILITIES
Non-current liabilities

Trade payables	12.9	240.9	232.9
Other payables	323.6	6,034.2	5,103.3
Borrowings	224.8	4,191.7	2,769.6
Deferred revenue	10.4	194.6	200.0
Salaries and social security payable	6.4	119.7	94.3
Benefit plans	17.4	323.6	266.1
Tax liabilities	-	-	0.7
Provisions	32.1	598.1	341.4
Total non-current liabilities	627.5	11,702.7	9,008.3

Current liabilities
Trade payables	493.1	9,195.3	6,821.1
Other payables	19.9	370.4	134.8
Borrowings	3.8	71.2	53.7
Derivative financial instruments	0.0	0.2	-
Deferred revenue	0.2	3.4	0.8
Salaries and social security payable	65.4	1,220.1	1,032.2
Benefit plans	1.7	31.4	33.4
Tax payable	25.0	466.7	155.2
Tax liabilities	56.5	1,053.5	1,244.5
Provisions	6.9	129.3	87.9
Total current liabilities	672.5	12,541.3	9,563.4
TOTAL LIABILITIES	1,300.0	24,244.0	18,571.7
		-	-
TOTAL LIABILITIES AND EQUITY	1,356.9	25,304.9	18,933.5

Financial tables have been converted into U.S. dollars at a rate of ARS 18.65 per dollar, the selling rate as of December 31, 2017, solely for the convenience of the reader.

Edenor S.A – Earnings Release 4Q 17

Condensed Interim Statements of Comprehensive Income (Loss)

for the twelve-month period ended December 31, 2017, and 2016

In millon of US Dollars and Argentine Pesos	12.31.2017	12.31.2017	12.31.2016
	US$	AR$	AR$

Continuing operations
Revenue	1,468.9	24,340.0	13,079.6
Electric power purchases	(774.0)	(12,825.6)	(6,060.3)
Subtotal	694.9	11,514.4	7,019.3
Transmission and distribution expenses	(291.4)	(4,828.9)	(6,147.2)
Gross loss	403.5	6,685.5	872.1
Selling expenses	(125.5)	(2,078.9)	(1,616.7)
Administrative expenses	(87.5)	(1,450.6)	(1,162.3)
Other operating expense, net	(39.9)	(661.4)	(376.0)
Operating loss before higher costs recognition and SE Resolution 32/15	150.5	2,494.5	(2,283.0)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	-	-	1,125.6
Income recognition on account of the RTI - SE Resolution 32/15	-	-	419.7
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	-	-	81.5
Operating Loss (Profit)	150.5	2,494.5	(656.1)
Financial income	16.4	272.3	196.8
Financial expenses	(93.0)	(1,541.5)	(1,444.9)
Other financial expense	(6.2)	(101.9)	(27.5)
Net financial expense	(82.7)	(1,371.2)	(1,275.6)
Loss (profit) before taxes	67.8	1,123.3	(1,931.7)

Income tax	(26.6)	(441.2)	743.1
Loss (Profit) for the period	41.2	682.2	(1,188.6)

Basic and diluted earnings Loss (Profit) per share:
Basic and diluted earnings (loss) profit per share	0.05	0.76	(1.33)

Financial tables have been converted into U.S. dollars at a rate of ARS 16.57 per dollar, average selling exchange rate for the twelve-month period ended December 31, 2017, solely for the convenience of the reader.

Edenor S.A – Earnings Release 4Q 17

Condensed Interim Statements of Cash Flows

for the twelve-month period ended December 31, 2017, and 2016

In millon of US Dollars and Argentine Pesos	12.31.2017	12.31.2017	12.31.2016
	US$	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	41.2	682.2	(1,188.6)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	26.0	430.3	351.6
Loss on disposals of property, plant and equipment	0.6	10.5	40.5
Net accrued interest	76.5	1,268.0	1,244.9
Exchange differences	23.1	382.0	417.7
Income tax	26.6	441.2	(743.1)
Allowance for the impairment of trade and other receivables, net of recovery	14.2	235.1	227.7
Adjustment to present value of receivables	0.0	0.3	(2.9)
Provision for contingencies	20.4	338.0	151.0
Other expenses - FOCEDE	-	-	14.7
Changes in fair value of financial assets	(17.9)	(296.3)	(404.2)
Accrual of benefit plans	6.5	107.8	105.4
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	-	-	(81.5)
Income recognition on account of the RTI - SE Resolution 32/15	-	-	(419.7)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	-	-	(1,125.6)
Income from non-reimbursable customer contributions	(0.2)	(2.8)	(0.8)
Other reserve constitution - Share bases compensation plan	0.5	7.8	20.3
Changes in operating assets and liabilities:
Increase in trade receivables	(105.5)	(1,748.3)	(2,973.8)
Decrease in other receivables	1.1	19.0	1,063.5
Increase (Decrease) in inventories	(1.4)	(23.2)	(152.9)
Decrease in deferred revenue	-	-	46.9
Dencrease in trade payables	91.3	1,513.0	2,780.9
Decrease in salaries and social security taxes payable	12.9	213.2	313.3
Decrease in benefit plans	(2.3)	(38.3)	(30.8)
(Decrease) Increase in tax liabilities	(15.0)	(248.3)	990.2
Decrease in other payables	22.7	376.4	2,338.4
Net decrease in provisions	(2.4)	(39.9)	(51.8)
Income Tax Payment	(16.0)	(264.6)	-
Net cash flows provided by operating activities	203.0	3,363.0	2,931.3

Financial tables have been converted into U.S. dollars at a rate of ARS 16.57 per dollar, average selling exchange rate for the twelve-month period ended December 31, 2017, solely for the convenience of the reader.

Edenor S.A – Earnings Release 4Q 17

Condensed Interim Statements of Cash Flows

for the twelve-month period ended December 31, 2017, and 2016

(Continued)

In million of US Dollars and Argentine Pesos	12.31.2017	12.31.2017	12.31.2016
	US$	AR$	AR$

Cash flows from investing activities
Payment of property, plants and equipments	(224.0)	(3,711.8)	(2,474.6)
Collection of Financial assets	119.7	1,983.1	230.7
Payments of Financial assets	(161.1)	(2,669.5)	(212.9)
Redemption (Subscription) net of money market funds	14.2	235.8	71.4
Collection of receivables from sale of subsidiaries - SIESA	2.2	36.3	12.0
Net cash flows used in investing activities	(249.0)	(4,126.1)	(2,373.5)

Cash flows from financing activities
Borrowings	52.6	870.9	-
Payment of interests on loans	(17.1)	(283.4)	(266.0)
Repurchase of corporate notes	-	-	(4.9)
Redemption of corporate notes	-	-	(221.8)
Net cash flows used in financing activities	35.5	587.5	(492.7)

Net (decrease) increase in cash and cash equivalents	(10.6)	(175.7)	65.1

Cash and cash equivalents at the beginning of year	15.6	258.6	129.0
Exchange differences in cash and cash equivalents	(0.0)	(0.0)	64.5
Net decrease in cash and cash equivalents	(10.6)	(175.7)	65.1
Cash and cash equivalents at the end of period	5.0	82.9	258.6

Financial tables have been converted into U.S. dollars at a rate of ARS 16.57 per dollar, average selling exchange rate for the twelve-month period ended December 31, 2017, solely for the convenience of the reader.

Edenor S.A – Earnings Release 4Q 17

Condensed Interim Statements of Cash Flows

for the twelve-month period ended December 31, 2017, and 2016

(Continued)

In millon of US Dollars and Argentine Pesos	12.31.2017	12.31.2017	12.31.2016
	US$	AR$	AR$

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(14.1)	(234.0)	(189.7)
Acquisitions of property, plant and equipment through increased trade payables	(23.9)	(396.7)	(205.8)

Financial tables have been converted into U.S. dollars at a rate of ARS 16.57 per dollar, average selling exchange rate for the twelve-month period ended December 31, 2017, solely for the convenience of the reader.

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
Tel: +54 (11) 4346-5510

15
Edenor S.A – Earnings Release 4Q 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 12, 2018